*AB 12/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response 12



10032188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 26 2010
Washington, DC
112

SEC FILE NUMBER
8-3149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 AND ENDING 9/30/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer **415-445-2300**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(No. and Street)

One California Street	**San Francisco**	**California**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

AB 12/08

OATH OR AFFIRMATION

I, **Mitchell H. Gage**, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Stone & Youngberg LLC**, as of and for the year ending September 30, 2010, are true and correct. I further swear that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title



Notary Public



This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
	(f)	Statement of Changes in Subordinated Liabilities.
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
—	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
x	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(SEC ID. NO. 8-3149)
Statement of Financial Condition as of September 30, 2010 and Independent Auditors' Report and Supplemental Report on Internal Control

Stone & Youngberg LLC

* * * * *

PUBLIC DOCUMENT

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stone & Youngberg LLC

We have audited the accompanying Statement of Financial Condition of Stone & Youngberg LLC (the "Firm") as of September 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Firm as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.



San Francisco, California
November 23, 2010

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

STONE & YOUNGBERG LLC

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2010

ASSETS

CASH		$ 555,189
SECURITIES OWNED:		
Marketable, at fair value	$ 132,726,200	
Non-marketable, at estimated fair value	1,366,630	134,092,830
FIXED ASSETS, net of accumulated depreciation and amortization of $5,488,515		2,593,887
OTHER ASSETS		4,561,984
Total Assets		$ 141,803,890

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO CLEARING ORGANIZATION	$ 70,066,220
ACCOUNTS PAYABLE & ACCRUED EXPENSES	23,230,518
SECURITIES SOLD, NOT YET PURCHASED, at fair value	14,498,349
PAYABLE TO STONE & YOUNGBERG HOLDINGS LLC	5,171,292
Total Liabilities	112,966,379
MEMBER'S EQUITY	28,837,511
Total Liabilities & Member's Equity	$ 141,803,890

The accompanying notes are an integral part of this financial statement.

STONE & YOUNGBERG LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2010

Organization and Significant Accounting Policies

The Firm – Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. The Firm is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Firm is wholly owned by Stone & Youngberg Holdings LLC ("Holdings"), a Delaware limited liability company. Holdings is also the sole owner of S&Y Asset Management LLC and S&Y Financial Services Group LLC, and the Managing Member of S&Y Capital Group LLC, collectively "the affiliated companies."

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value of non-marketable securities, depreciation and amortization, expense allocations and contingent liabilities. Actual results could differ from those estimates.

Cash – Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash. Financial instruments that potentially subject the Firm to concentrations of credit risk consist principally of cash deposits. Accounts are insured by the Federal Depository Insurance Corporation ("FDIC") up to $250,000. At September 30, 2010, the Firm had approximately $305,189 in excess of FDIC insured limits.

Securities Owned and Securities Sold, Not Yet Purchased – Marketable securities owned and securities sold, not yet purchased, are reported at quoted market prices as of September 30, 2010. Securities sold, not yet purchased, represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security at prevailing prices.

Non-marketable securities owned include investment securities which are not actively traded. Non-marketable securities owned are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable investments include the type of investment, purchase cost, relative volume owned versus market averages, and current purchases and sales of the same or similar investments by other investors. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had an active market existed for the securities and the differences could be material.

Income Taxes – Income taxes are paid by the individual member; therefore, no provision for such taxes has been made in the financial statements.

Principal Transactions – All transactions entered into for the account and risk of the Firm are recorded on a trade-date basis.

Fixed Assets – Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization. The Firm adopted the straight-line method of computing depreciation in November 2009. Depreciation of assets placed into service prior to November 2009 was computed using an accelerated method, which materially represents the results of using the straight-line method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements. Amortization of leasehold improvements placed into service prior to November 2009 was computed using an accelerated method, which materially represents the results of using the straight-line method.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy is based on the type of inputs used in arriving at fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Methods used in arriving at fair value may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Firm believes the valuation methods used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The three levels of inputs used to establish fair value are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified or contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Firm's assessment of the significance of a particular input to the fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Municipal Bonds

To determine the fair value of municipal bonds, the Firm utilized recent market transactions for identical or similar bonds to corroborate pricing service fair value measurements. Municipal bonds are generally classified in Level 2 of the fair value hierarchy and are categorized in Securities Owned and Other Assets on the balance sheet. However, the Firm also owns some municipal bonds that are classified in the Level 3 category, as they are in default with no observable inputs for modeling. The Firm uses a discounted cash flow model to determine the prices for the municipal bonds classified in the Level 3 category. The key inputs to the discounted cash flow model are the coupon, yield, and expected maturity date.

Auction Rate Preferred Securities ("ARPS")

ARPS are bonds that provided liquidity through weekly auctions in which rates were reset. The market for the securities collapsed in February 2008 when the firms that ran and underwrote them began letting them fail rather than committing additional capital to them. Some of the ARPS have been redeemed from customers by issuers and broker-dealers; however, these redemptions are not utilized as documented inputs because the data is not available to all market participants. In the absence of exact observable trades, comparisons to other auction rate securities as well as non-auction rate based debt with similar characteristics are used. Valuation techniques also rely on assumptions about interest rate movements, future fund performance and illiquidity. Because of the significant reliance on unobservable inputs, these instruments are included in Level 3 of the fair value hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, as of September 30, 2010 consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State & Municipal Bonds	$ 97,360,316	$ 107,820
Government Agency Bonds	10,804,775	1,005,000
US Treasuries	–	10,370,323
Mortgage-Backed Securities	9,231,779	–
Corporate Debt	8,334,067	1,974,113
Asset-Backed Securities	6,863,203	1,041,093
Equities	132,060	–
Total	$ 132,726,200	$ 14,498,349

Included in marketable securities owned are securities pledged for the deposit with the Firm's clearing agent. The value of the pledged securities as of September 30, 2010 was $250,000.

Non-marketable securities owned at estimated fair value of $1,366,630 as of September 30, 2010 consist of state and municipal obligations and auction rate preferred securities.

Receivable From and Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. On the payable balance, the Firm is charged 25 basis points over the daily cost of funds rate calculated by the Firm's clearing organization. The Firm had a payable to the clearing organization of $70,066,220 at September 30, 2010, which carried an interest rate of 1.6008%.

Fixed Assets

Following is a summary of fixed assets as of September 30, 2010:

Equipment	$ 2,830,185
Furniture	3,083,527
Leasehold Improvements	2,168,690
	8,082,402
Less: Accumulated depreciation and amortization	(5,488,515)
	$ 2,593,887

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

- A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

- In the reconciliations for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

- For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

- A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for our interim and annual reporting periods beginning after October 1, 2011, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after October 1, 2012, and for interim periods within those fiscal years.

In August 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2009-05, Measuring Liabilities at Fair Value as an update of ASC 820 – Fair Value Measurements (ASC 820). This ASU was issued in response to the credit crisis and will reduce potential differences in measuring liabilities at fair value and thus promote comparability of companies' financial statements. ASC 820 assumes that the fair value of a financial instrument is the price that would be paid to transfer a liability in an orderly transaction between market participants. However, most liabilities have restrictions that do not allow them to be transferred and as such, there isn't a market for transferring the liabilities. ASU 2009-05 states that in the absence of a market for the liability a company can use:

- The quote price of the identical liability when traded as an asset;
- A quoted price for similar liabilities or similar liabilities when traded as assets; or
- Another valuation technique that is consistent with the principles of ASC 820 such as a present value technique.

This update is effective for fiscal periods (including interim periods) beginning after its issuance.

Effective October 1, 2009, the Firm adopted FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Firm files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Generally, the Firm is subject to examination by U.S. federal (or state and local) income tax authorities for three years from the filing of a tax return.

Fair Value Measurements

The following sets forth, by level within the fair value hierarchy, the Firm's assets at fair value at September 30, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
State & Municipal Bonds	$ –	$ 98,675,316	$ 475	$ 98,675,791
Government Agency Bonds	10,804,775	–	–	10,804,775
Mortgage-Backed Securities	–	9,231,779	–	9,231,779
Corporate Debt	–	8,334,067	–	8,334,067
Asset-Backed Securities	–	6,863,203	–	6,863,203
Auction Rate Preferred Securities	–	–	1,366,155	1,366,155
Equities	–	132,060	–	132,060
Total Assets	$ 10,804,775	$ 123,236,425	$ 1,366,630	$ 135,407,830
Liabilities				
US Treasuries	$ (10,370,323)	$ –	$ –	$ (10,370,323)
Corporate Debt	–	(1,974,113)	–	(1,974,113)
Asset-Backed Securities	(1,041,093)	–	–	(1,041,094)
Government Agency Bonds	(1,005,000)	–	–	(1,005,000)
State & Municipal Bonds	–	(107,820)	–	(107,820)
Total Liabilities	$ (12,416,417)	$ (2,081,933)	$ –	$ (14,498,349)

The following table discloses the summary of changes in the fair value of the Firm's Level 3 instruments for the year ended September 30, 2010:

	Beginning Balance	Unrealized Gains / (Losses) Related to Assets Held at Year End	Realized Gains & (Losses) Related to Assets No Longer Held	Purchases & Dispositions	Transfers Into Level 3	Ending Balance
Municipal Bonds	$ 180,831	$ (289,525)	$ 360,169	$ (251,000)	$ –	$ 475
Corporate Bonds	2	–	–	(2)	–	–
Auction Rate Securities	2,416,734	(133,845)	633,266	(1,550,000)	–	1,366,155
	$ 2,597,567	$ (423,370)	$ 933,435	$ (1,801,002)	$ –	$ 1,366,630

Member's Equity

The Firm is wholly owned by Holdings. Member's equity at September 30, 2010 includes equity of $23,313,800 and undistributed earnings of $5,523,711. During the year ended September 30, 2010, the Firm made distributions of net income to Holdings of $5,519,053 and received contributions of capital from Holdings of $1,500,000. Withdrawals of member's equity above certain predetermined limits require the approval of the FINRA.

Under the Firm's compensation plan (the "Plan"), certain employees are granted awards consisting of capital account balances in Holdings. The awards granted are subject to a cliff vesting period from the date of issuance or related to the achievement of certain performance measurements by a predetermined period. Employee compensation expense for the Plan is recorded on a straight-line basis over the vesting period or on a straight-line basis over the period until certain performance criteria are estimated to be achieved. Such compensation expense is included in the results of operations since it is incentive compensation issued exclusively to employees of the Firm. As of September 30, 2010, the Firm has $375,000 in grants outstanding with $342,815 recorded in member's equity.

Related Party Transactions

The Firm makes disbursements related to certain compensation, benefits, occupancy and information technology services on behalf of its affiliated companies. Charges the Firm allocated to its affiliates on a monthly basis were determined based on headcount and estimated utilization of the Firm's time and resources. Management believes that, in general, specific identification of certain of these expenses is not practicable, and the methods used to allocate the expenses to the affiliates are reasonable and consistently applied.

The Firm maintains an intercompany relationship with Holdings recorded as a payable to Holdings. Charges for the services allocated to affiliates are charged against that account. An interest rate of 4% is credited for intercompany balances between the Firm and Holdings calculated and paid monthly based on average balances. The balance in the payable to Holdings as of September 30, 2010 was $5,171,292.

The Firm occasionally extends unsecured forgivable loans to its employees. The principal amount of these loans, plus interest, is forgiven over a pre-determined period subject to continued employment with the Firm. The forgivable loans to employees outstanding at September 30, 2010 were $950,286 and have vesting periods ranging from five to seven years. The applicable interest rate is 4.55% per annum.

Benefit Plan

The Firm has a 401(k) plan for eligible employees who have met certain service requirements.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the FINRA, including the SEC's "Net Capital Rule," which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2010, the Firm's net capital ratio was 1.66 to 1 and net capital as computed was $13,985,758 which exceeded the SEC's requirement of $1,548,702 by $12,437,056.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade-date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also, in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on September 30, 2010 and were subsequently settled had no material effect on the financial statements as of that date.

The Firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the financial statements at September 30, 2010, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2010.

The Firm is obligated under leases for office space and certain equipment at September 30, 2010. Minimum annual lease payments under such leases are due in the following years ending September 30:

2011	$	4,618,648
2012		3,990,465
2013		3,204,122
2014		1,904,913
2015		1,492,326
Thereafter		4,713,022
Total	$	19,923,496

The leases for office space contain some escalation provisions and renewal options.

The Firm has Letters of Credit ("LOC") with a large financial institution that serve as security deposits for various offices. The LOC are collateralized by $1,315,000 in state and municipal securities and are classified as Other Assets on the balance sheet.

The Firm has agreed to indemnify its clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Firm. At September 30, 2010, the total amount of customer balances subject to such indemnification was approximately $4.8 billion. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. The Firm believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statement for this indemnification.

Legal Contingencies

The Firm is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities, including securities underwriting claims. Among these matters, the Firm has been named in a number of pending arbitrations related to the sale of investments managed by an affiliate of the Firm. The Firm believes that all the claims are without merit, it intends to vigorously defend its position and it has retained litigation counsel for that purpose.

Management has estimated that a legal contingency accrual of $1,140,000 is deemed necessary at September 30, 2010, to address the risk associated with the various legal matters pending. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect in excess of our contingency accrual on the financial condition or results of operations of the Firm.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through November 23, 2010, the date the financial statements were issued, and no subsequent events have occurred requiring accrual or disclosure.

* * * * *

To the Board of Directors of
Stone & Youngberg LLC

In planning and performing our audit of the Statement of Financial Condition of Stone & Youngberg LLC (the "Firm") as of September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Francisco, California
November 23, 2010